JESUP & LAMONT, INC.

2170 West State Road 434-Suite 100

Longwood, FL 32779

September 9, 2008

Via Facsimile Transmission and Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4561

Attn: Karen J. Garnett, Asst. Director

Re:	Jesup & Lamont, Inc. (“Jesup”)

Registration No. 333-150541

Form S-3

Filed April 30, 2008

Ms. Garnett:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Jesup & Lamont, Inc. (“Jesup”) hereby requests that the above-referenced Registration Statement, as amended, become effective at 4:00p.m., Eastern Time, on Thursday September 11, 2008, or as soon thereafter as practicable.

Jesup acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jesup & Lamont, Inc.

By:	/s/ Donald A. Wojnowski, Jr.

Donald A. Wojnowski, Jr.

Chief Executive Officer